

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 15, 2017

Cory Lipoff
Chief Executive Officer
Barington/Hilco Acquisition Corp.
888 Seventh Avenue, 6th Floor
New York, New York 10019

> **Re:** **Barington/Hilco Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 1, 2017**
> **File No. 1-36832**

Dear Mr. Lipoff:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources